UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2016

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ROYAL DUTCH SHELL PLC 2017 INTERIM DIVIDEND TIMETABLE

The Board of Royal Dutch Shell plc today announced the intended timetable for the 2017 quarterly interim dividends.

2017 Interim Dividend Timetable

	4th Quarter 2016	1st Quarter 2017	2nd Quarter 2017	3rd Quarter 2017
Announcement date	February 2, 2017	May 4, 2017	July 27, 2017	November 2, 2017
Ex-dividend date RDS A and RDS B ADSs	February 15, 2017	May 17, 2017	August 9, 2017	November 15, 2017
Ex-dividend date RDS A and RDS B shares	February 16, 2017	May 18, 2017	August 10, 2017	November 16, 2017
Record date	February 17, 2017	May 19, 2017	August 11, 2017	November 17, 2017
Scrip reference share price announcement date	February 23, 2017	May 25, 2017	August 17, 2017	November 23, 2017
Closing of scrip election and currency election (See Note)	March 3, 2017	June 5, 2017	August 25, 2017	December 1, 2017
Pounds sterling and euro equivalents announcement date	March 10, 2017	June 12, 2017	September 4, 2017	December 7, 2017
Payment date	March 27, 2017	June 26, 2017	September 18, 2017	December 20, 2017

Note

Both a different scrip and currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies. A different scrip election date may apply to registered and non-registered ADS holders. Registered ADS holders can contact The Bank of New York Mellon for the election deadline that applies. Non-registered ADS holders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

The 2017 interim dividend timetable is also available on www.shell.com/dividend

Royal Dutch Shell plc

The Hague, November 1, 2016

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. There can be no assurance that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2015 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, November 1, 2016. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ MCM Brandjes
Name:	MCM Brandjes
Title:	Company Secretary

Date: November 1, 2016